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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION       SEC FILE NUMBER
                         Washington, DC  20549                 0-14937

                                                             CUSIP NUMBER
                              FORM 12b-25                    693 437 303

                      NOTIFICATION OF LATE FILING

(Check One):  Form 10-K    Form 20-F    Form 11-K   X Form 10-Q   Form N-SAR

     For Period Ended:  March 31, 1996
     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR
     For the Transition Period
     Ended:___________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRATION INFORMATION

PMC INTERNATIONAL, INC.
Full Name of Registrant

N/A
Former Name if Applicable

555 17th Street, 14th Floor
Address of Principal Executive Office (Street and Number)

Denver, Colorado  80202
City, State and Zip

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the unavoidable absence of the Company's Chief Financial
Officer additional time is required to complete its Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       KENNETH S. PHILLIPS             (303)             292-1177
             (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed if answer is no, identify report(s).
     [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?    [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that losses for the three months ended March 31, 1996 will be approximately $540,000 compared to $93,000 for the three months ended March 31, 1995. Revenues for the first quarter of 1996 were approximately $384,000 greater than the same period in 1995. Total expenses for the first quarter of 1996 were approximately $831,000 greater than the same period in 1995.



                        PMC INTERNATIONAL, INC.
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 1996                  By:  Kenneth S. Phillips
                                      /S/ Kenneth S. Phillips